UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K/A

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16

OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2025

Commission File Number 001-42424

TNL Mediagene

23-2 Maruyamacho	4F., No. 88, Yanchang Rd.
Shibuya-ku, Tokyo 150-0044	Xinyi District
Japan	Taipei City 110
+81-(0)3-5784-6742	Taiwan
+866-2-6638-5108

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

EXPLANATORY NOTE

This Amendment to the Report of Foreign Private Issuer on Form 6-K furnished to the Securities and Exchange Commission on September 18, 2025 (the “Original Report”) is being filed solely to amend Exhibit 99.1 thereto in order to remove references to certain company names. Except as described above, no changes have been made to the Original Report.

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Exhibit No.	Description of Exhibits
99.1	Amended Press Release by TNL Mediagene dated September 17, 2025

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TNL Mediagene.

Date: September 18, 2025	By:	/s/ Tzu-Wei Chung
		Name:	Tzu-Wei Chung
		Title:	Chief Executive Officer

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